SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)

                             ISLAND PACIFIC, INC.
                               (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   464478106
                                (CUSIP Number)

                               Michael Robinson
                 Corporate Secretary and Group Legal Director
                              The Sage Group plc
                                  North Park
                     Newcastle upon Tyne NE13 9AA, England
                         Telephone: +44 (191) 294 3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                             Marc R. Packer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500

                                 June 1, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------                 ---------------------------
CUSIP No. 464478106                      13D         Page  2 of 11   Pages
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           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Sage Group plc                        I.D. No.
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                                  (a) |_|
                                                                       (b) |_|
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           SEC USE ONLY
    3
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           SOURCE OF FUNDS (See Instructions)
    4
           WC
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           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) or 2(e)                                           |_|

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           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           England
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         NUMBER              7      SOLE VOTING POWER
           OF
         SHARES                     27,900,996 (See Item 5)
                           -----------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   0
                           -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
        REPORTING                  27,900,996 (See Item 5)
                           -----------------------------------------------------
         PERSON             10     SHARED DISPOSITIVE POWER
          WITH               0
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   11      PERSON

           27,900,996 (See Item 5)
--------------------------------------------------------------------------------
           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES (See Instructions)                                       |_|

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           40% (See Item 5)
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           TYPE OF REPORTING PERSON (See Instructions)
   14
           CO
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


         This Amendment No. 2 (the "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 24, 2003 as such original filing was amended and supplemented by Amendment No. 1 filed on March 1, 2004 (as amended, the "Schedule 13D"), by The Sage Group plc, a company organized under the laws of England, with respect to the shares of common stock, $0.0001 par value per share, of Island Pacific, Inc. (formerly, SVI Solutions, Inc.). Except as indicated in this Amendment No. 2, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of the sixth paragraph of Item 4:

         On June 1, 2004, the Company entered into an Amended and Restated Agreement and Plan of Reorganization, dated as of June 1, 2004, by and among the Company, Retail Technologies International, Inc. ("RTI"), IPI Merger Sub, Inc., and Michael Tomczak and Jeffrey Boone (the "Amended RTI Merger Agreement"), pursuant to which, subject to the terms and conditions set forth in the Amended RTI Merger Agreement, RTI will be merged with and into IPI Merger Sub, Inc., a wholly owned subsidiary of the Company (the "RTI Merger"). In connection with the Amended RTI Merger Agreement and as a condition precedent to the closing obligations of Mr. Tomczak, Mr. Boone and RTI, Sage entered into a Voting Agreement, dated as of May 31, 2004, by and among RTI, the Company and Sage (the "RTI Voting Agreement"), pursuant to which Sage has agreed to vote (a) in favor of adoption of the Amended RTI Merger Agreement and approval of the RTI Merger and the transactions contemplated thereby; and
(b) in favor of adoption of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Common Stock of the Company. In addition, Sage executed an irrevocable proxy, agreeing to irrevocably appoint Ran Furman, Tricia Skoda and Michael Tomczak, each an officer of the Company, as proxies of Sage, to vote and exercise all voting and related rights with respect to all of the shares of capital stock of the Company beneficially owned by Sage as of May 31, 2004 and any new shares of capital stock of the Company which Sage may beneficially own in the future,
(a) in favor of adoption of the Amended RTI Merger Agreement and approval of the RTI Merger and the transactions contemplated thereby; and (b) in favor of adoption of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Common Stock of the Company. The RTI Voting Agreement further provides that Sage may not transfer or otherwise dispose of or encumber any of the shares of capital stock of the Company beneficially owned by Sage during the period beginning on May 31, 2004 and ending on the earlier to occur of September 25, 2004 or the date of the stockholders' meeting of the Company to approve the amendment to the Company's certificate of incorporation.

         The foregoing description of the RTI Voting Agreement and irrevocable proxy is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit 8 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented to reflect adjustments to the conversion ratio for the Series A Preferred Stock as a result of accrued and unpaid dividends, by replacing paragraphs (a) to
(b) with the following:

         (a) - (b) The number of shares of Common Stock that may be deemed to be beneficially owned by Sage is equal to 27,900,996 which consists of (i) 8,923,915 shares of Common Stock, (ii) 18,905,269 shares of Common Stock issuable upon conversion of 141,000 shares of Series A Preferred Stock, (iii) 61,812 shares of Common Stock issuable, at an exercise price of $2.00 per share, upon exercise of outstanding options exercisable within 60 days and
(iv) 10,000 shares of Common Stock issuable, at an exercise price of $11.75 per share, upon exercise of outstanding options exercisable within 60 days, which in the aggregate constitute approximately 40% of the issued and outstanding shares of Common Stock (based on 50,551,943 shares of Common Stock of the Company outstanding as of February 5, 2004, as disclosed by the Company in its Form 10-Q, filed on February 17, 2004, plus the shares of Common Stock referred to in clauses (ii) through (iv) above).

         With respect to all of the 27,900,996 shares of Common Stock that may be deemed to be beneficially owned by Sage, Sage has sole voting power and sole dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The responses to Items 4 and 5 of this Amendment No. 2 and the exhibit to this Amendment No. 2 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibit 8 at the end of the Exhibit Index.

   Exhibit No.      Exhibit Name
   -----------      ------------

         8 Voting Agreement, dated as of May 31, 2004, by and among Retail Technologies International, Inc., Island Pacific, Inc. and The Sage Group plc

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2004                    The Sage Group plc


                                        By: /s/ Paul Walker
                                            ----------------------------------
                                        Name:   Paul Walker
                                        Title:  Chief Executive Officer

                                 EXHIBIT INDEX

     8 Voting Agreement, dated as of May 31, 2004, by and among Retail Technologies International, Inc., Island Pacific, Inc. and The Sage Group plc